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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2007	2008	2009	2010	2011	2012 (through June 30, 2012)
Total fixed charges	$49,191	$86,559	$112,981	$120,711	$123,893	$69,507

Earnings:
Earnings from continuing operations before income taxes	(59,155)	$273,602	$(155,370)	$34,291	$119,894	$252,427
Add:
Fixed charges	49,191	86,559	112,981	120,711	123,893	69,507
Amortization of capitalized interest	478	1,110	1,444	1,583	1,639	1,020
Cash distributions from equity method investments	10,840	445	—	2,508	300	1,700
(Income) Loss from equity method investments	(5,309)	(90)	(3,505)	(1,562)	1,095	(542)
Subtract:
Interest capitalized	(3,344)	(9,486)	(12,228)	(2,766)	(1,121)	(8,048)

Total earnings	$(7,299)	$352,140	$(56,678)	$154,765	$245,700	$316,064

Ratio	(0.15)	4.07	(0.50)	1.28	1.98	4.55

Deficit	$(56,490)	$—	$(169,659)	$—	$—

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)